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SCHWARTZ INVESTMENT TRUST
FILED VIA EDGAR

October 21, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Schwartz Investment Trust (the "Trust")
File No. 811-07148
Response to Staff's Comments on Form N-CSR for Year Ended December 31, 2015

Ladies and Gentlemen:

Ms. Megan Miller of the Commission's staff recently contacted us to provide comments on the Trust's Form N-CSR for the fiscal year ended December 31, 2015.  The following are the comments provided and the Trust's response to each:

1. COMMENT: As it relates to the Schwartz Value Fund, please explain why the schedule of investments and asset allocation table found on page 16 of the annual report show the Fund's investments in Financials to represent 21.9% of the portfolio while the sector risk disclosure found in the notes to the financial statements and in the May 1, 2016 prospectus show Financials to represent 25.7% of the portfolio.

RESPONSE:   The sector risk disclosure in the prospectus and the notes to the financial statements includes the financial warrant that is listed separately on the schedule of investments.  The financial warrant represented 3.8% of the Fund's portfolio.  When you add the 3.8% to the 21.9% you get 25.7%, which represents the amount for investments in Financials as disclosed in the notes to the financial statements and the prospectus.

2. COMMENT: This comment applies to all Funds.  Are there any trustee and/or officer fees and expenses payable at year end?  If yes, please disclose separately in the annual report as required by Regulation S-X 210.6-04-12.

RESPONSE:  We confirm that there were no fees and expenses payable to the trustees and officers at the fiscal year end.

3. COMMENT:  As it relates to the Schwartz Value Fund, we note the Fund's portfolio turnover rate was 104% for the year-ended December 31, 2015.  Please consider adding high portfolio turnover risk to the Fund's prospectus.

RESPONSE:  We did consider adding high portfolio turnover risk to the May 1, 2016 prospectus, but we decided that based on historical turnover rates, coupled with the unique market conditions in 2015, that it was unlikely the Fund would exceed a 100% portfolio turnover rate in 2016.

4. COMMENT:  This comment applies to all Funds.  Please confirm that under the current Expense Limitation Agreements with the Funds that the recapture provision is limited to the capped amount in place at the time of the waiver and/or reimbursement.  Please consider enhancing the disclosure in the Notes to Financial Statements regarding the recapture provision.

RESPONSE:  The current Expense Limitation Agreements with the Funds limit the adviser's ability to recapture previously waived advisory fees and/or reimbursed expenses such that repayment cannot result in a Fund's Total Annual Fund Operating Expenses exceeding the contractual amount in place at the time of the waiver and/or reimbursement.  We will consider your comment regarding enhancing the disclosure in the Notes to Financial Statements in the next annual report in the event the adviser has the opportunity to recapture previously waived advisory fees and/or reimbursed expenses in the future.

5. COMMENT:  This comment applies to all Funds.  Please confirm that the Trustee and Officers information in the annual report includes a complete listing of their principal occupations during the past five years and any public directorships held by the Trustees.

RESPONSE:  We believe the disclosure is accurate and includes all required information.

6. COMMENT:  Please confirm if any of the warrants held by the Funds have an expiration date.  If any warrants do have an expiration date, please include the expiration date in the schedule of investments going forward.

RESPONSE:  There is an expiration date for the warrants and we will include this information going forward.  The expiration date is December 31, 2018.

7. COMMENT:  As it relates to the Ave Maria World Equity Fund, the prospectus states that the Fund will invest at least 60% of its net assets in common stocks issued by non-U.S. companies.  The geographic weightings table found on page 28 of the annual report shows non-U.S. companies to represent 36.10% of the portfolio.  And, on page 36 of the annual report in the table "Summary of Common Stocks by Country" the non-U.S. companies represent 41.2% of the portfolio.  Please explain the differences between the numbers reported on page 28 and 36 of the annual report.  In addition, please confirm that the Fund is in compliance with its requirement to invest 60% of its net assets in common stocks of non-U.S. companies.

RESPONSE: The table on page 28 includes the Fund's investments in Canadian companies under the heading "Americas," while the table on page 36 breaks out the Fund's Canadian investments separately.  When you add 54.4% (United States) to 5.1% (Canada) you get 59.5%, consistent with the amount of investments in Americas.

The Fund is in compliance with its requirement to invest 60% of its net assets in common stocks of non-U.S. companies based upon the definition of non-U.S. companies stated in its prospectus.  A company is deemed to be a "non-U.S. company" if the company is headquartered outside the United States, or has at least 50% of its revenues or operations outside of the United States.  As of December 31, 2015, the following U.S. headquartered companies were considered to be "non-U.S. companies" by this definition as 50% of their revenues were derived outside of the U.S.

Citigroup, Inc., St. Jude Medical Inc., TE Connectivity Ltd, Mondelez International, Inc., Schlumberger Limited, Fluor Corporation, International Flavors & Fragrances Inc., Accenture plc, The Western Union Company, EMC Corporation, QUALCOMM Incorporated, McDonalds Corporation, Baker Hughes Incorporated, Discovery Communications, Inc. and Exxon Mobil Corporation.

As a result of the classification of these companies as being "non-U.S.," the Fund was in compliance with its requirement to invest 60% of its net assets in common stocks of non-U.S. companies at year-end, as 75% of its net assets were classified by the Adviser as being "non-U.S.".

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/ Wade Bridge

Wade Bridge
Assistant Secretary